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                                                                    EXHIBIT 4.40

                                SHARE OPTION PLAN

                                OPTION COMMITMENT
                                   (DIRECTOR)

Notice is hereby given that, effective this 24th day of September, 2004 (the "Effective Date") Pine Valley Mining Corporation (the "Company") has granted to Mark T. Smith (the "Service Provider"), an Option to acquire 950,000 Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the 24th day of September, 2009 (the "Expiry Date") at a Exercise Price of CAD $2.30 per share.

At the date of grant of the Option, the Company is classified as a Tier 1 company under TSX Venture Policies.

Subject to Section 4.8 of the Executive Employment Agreement between the Company and the Service Provider, the Optioned Shares will vest and may be exercised as follows:

(a)  310,000 shares on the date of grant, namely September 24, 2004; and

(b) 80,000 additional shares on each of November 30, 2004, February 28, 2005, May 31, 2005, August 31, 2005, November 30, 2005, February 28, 2006, May
     31, 2006 and August 31, 2006.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

PINE VALLEY MINING CORPORATION


Per: /s/ Mark T. Smith
     -----------------------------------
     Mark T. Smith
Its: Director